October 22, 2010

VIA EDGAR

Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 02549
Attention: John Grzeskiewicz, Senior Counsel

Re:	EntrepreneurShares Series Trust — File Nos.: 333-169040 and 811-22436 Registration Statement on Form N-1A

Dear Mr. Grzeskiewicz:

On behalf of EntrepreneurShares Series Trust (the “Trust”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) conveyed to us in a letter completed on August 30, 2010, which we received by fax on September 8, 2010, relating to the registration statement on Form N-1A of the Trust with respect to shares of its series, EntrepreneurShares Global FundTM (the “Fund”), which was filed with the SEC under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), on July 9, 2010 (Accession No. 0001144204-10-037267) (the “Initial Filing”).

General Response

After carefully reviewing the Staff’s comments on the registration statement, management of the Trust has determined that the Initial Filing may not have conveyed fully the intent and focus of the Fund’s strategy.  In this regard, the Fund is clarifying the focus of the Fund’s overall principal investment strategy.  In the Initial Filing, the Fund stated that it “seeks investment results that correspond generally to the performance, before fees and expenses, of the Global Entrepreneurs Index (ESHARESG), by actively selecting the securities of the Index to be held by the Fund.”  This Index is owned and maintained by the Fund’s portfolio manager, Dr. Joel M. Shulman.

The Fund has revised and clarified this statement of the Fund’s overall principal strategy as follows: “The Fund seeks investment results that exceed the performance, before fees and expenses, of the MSCI World Index, through active principles-based securities selection.”

Accordingly, conforming changes have been made throughout the Prospectus to reflect this focus, some of which are addressed in the Trust’s responses to the staff’s comments, detailed below.

Securities and Exchange Commission
October 22, 2010

In addition, the Trust intends to add an Appendix to the Fund’s prospectus discussing the prior investment performance information of an account that Dr. Shulman manages in a substantially similar manner to that of the Fund, having a substantially similar investment objective and substantially similar investment policies and strategies.  The Appendix shows the managed account’s average annual total returns and those of the MSCI World Index, a broad-based securities market index, as well as the Global Entrepreneurs Index as a secondary index.

The Trust also intends to add another class of shares to be offered by the Fund, Class A shares.  Class A shares will be subject to a maximum front-end sales load of 4.75%, a maximum annual Rule 12b-1 fee of 0.25%, a deferred sales load of 1% on redemptions within one year of the purchase of $1 million in Fund shares, and a redemption fee of 2% on redemptions within five business days of purchase.  Discounts on the Class A front-end sales load will be available for investments exceeding $50,000.  Appropriate disclosure regarding Class A shares’ fee and expense structure has been added to the Fund’s registration statement.

The Fund intends to seek approval of the clarifications to the Fund’s principal investment strategy and the addition of Class A shares at a meeting of the Board of Trustees of the Trust (the “Board”) in advance of the effective date of the Fund’s registration statement.

The Trust is making these changes, and the changes discussed below, in a pre-effective amendment to the Trust’s registration statement accompanying this response.  The Fund anticipates seeking effectiveness of its registration statement on or about October 29, 2010.

Specific Responses to Staff Comments

In response to the comments that we received from the Staff, we hereby respectfully submit the following responses.  We have, for the Staff’s convenience, summarized below the comments provided by the Staff, followed by the Fund’s response.

General Comments

1.           Comment — Please state in your response letter whether FINRA will, or has reviewed the terms and arrangements of the offering.

Response — There is no requirement for FINRA to review registration statements filed by open-end investment companies.  Accordingly, the Trust will not submit the registration statement to FINRA.

2.           Comment — Please supply the Staff with copies of your exemptive application and any no-action requests the Fund has submitted, or will submit, in connection with registration of its shares.

Response — The Fund does not intend to seek any exemptive order or no action relief in connection with its registration of shares.

3.           Comment — Please review and revise the prospectus where necessary so as to conform to the Commission’s plain English requirements of Rule 421 under Regulation C under

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October 22, 2010

the Securities Act.  See Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998).

Response — The Fund believes that the information in the prospectus has been presented in plain English, in accordance with Rule 421 under the Securities Act.

Prospectus

SUMMARY INFORMATION

Principal Investment Strategies

4.           Comment — Please revise the disclosure to state that, even when market conditions are not deemed favorable by the portfolio manager, the Fund may invest less than 40% of its assets in securities of foreign companies but in no event less than 30% of its assets in foreign securities.  Also specify that the Fund will invest in no less than three different countries.

Response — The Fund has revised its disclosure to state that, under normal market conditions, the Fund will invest at least 40% of its assets in foreign companies, unless the Fund’s investment adviser deems market conditions and/or company valuations to be less favorable to foreign companies, in which case, the Fund will invest at least 30% of its total assets in foreign companies.  In addition, the Fund will invest in at least three different countries.

5.           Comment — Disclose what will happen if the Fund fails to obtain investment results that correspond to the performance of the Global Entrepreneurs Index.

Response — Since the Fund’s principal investment strategy will not be to correspond to the performance of the Global Entrepreneurs Index, as discussed above, the Fund believes that no change is necessary in response to this comment.

6.           Comment — Since the Global Entrepreneurs Index is designed by the Fund’s portfolio manager who retains the right to alter or terminate the Index at any time, please explain in your response letter how the fund’s ability to change its concentration policy without a shareholder vote can be consistent with the staff position taken in The First Australia Fund, Inc. (pub. avail. July 29, 1999).

Response — As discussed above, the Fund’s principal investment strategy will not be to correspond to the performance of the Global Entrepreneurs Index.  In addition, the Fund has adopted a fundamental policy to not concentrate (i.e., invest more than 25% of its assets) in any industry or group of industries.

Principal Risk of Investing in the Fund

7.           Comment — Disclose the lack of experience of the investment advisor in managing investment companies and the lack of practical experience of the portfolio manager as distinctive risks.

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October 22, 2010

Response — The requested disclosure has been made.

Performance

8.           Comment — Please inform the staff whether the Fund intends to use the Global Entrepreneurs Index as its benchmark index.  If so, please explain how such an index qualifies as an “appropriate broad-based index” which is defined in Instruction 5 to Item 27(b)(7) of Form N-IA as “one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.”  If not, please inform the staff as to which index the Fund intends to use.

Response — The Fund intends to use the MSCI World Index as its benchmark index.  The Fund intends to use the Global Entrepreneurs Index as a secondary index.

INVESTMENT OBJECTIVE AND INVESTMENT STRATEGIES

The Fund’s Non-Principal Investment Strategies

9.           Comment — Disclose the extent to which the Fund may invest in exchange-traded funds [ETFs].  Is there an upper limit on such investments?

Response — The requested disclosure has been made.  The Fund has added disclosure stating that “the Fund does not expect to invest a significant amount of its assets in ETFs.”

10.           Comment — Clarify the disclosure to explain what you mean by the statement: “When investing in stock index futures contracts, the Fund will not be investing for long-term capital appreciation.”  Since the Fund’s investment objective is long-term capital appreciation, why does the Fund invest in stock index futures contracts at all?

Response — The prospectus states that the “Fund may purchase stock index futures contracts to efficiently manage cash flows into and out of the Fund and to potentially reduce trading costs.”  While the Fund considers these investment techniques to be part of a prudent asset management strategy and consistent with the Fund’s investment objective of long-term capital appreciation, they are not part of the Fund’s principal investment strategies (and are discussed under the heading “Non-Principal Investment Strategies”).  Accordingly, and as the purposes for which these investments will be used (managing cash flow and reducing trading costs) is clearly stated, the sentence quoted in this Comment No. 10 has been deleted.

MANAGEMENT OF THE FUND

11.           Please explain in your response to the staff an advisory fee as high as 1.25% can be justified in the light of the inexperience of its advisor and sub-advisor.

Response — In approving the Trust’s advisory agreement, the Board, including all of the Trustees who are not “interested persons” (as defined in the 1940 Act) of the Trust or the Fund’s investment advisor (the “Independent Trustees”), considered a number of factors, including, among other things, the nature and extent of the advisory services to be provided (including the

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October 22, 2010

proprietary research involved in formulating the Fund’s investment strategies), the expected profitability to the advisor of managing the Fund, the advisor’s resources and capabilities, and fees paid by comparable funds.  After considering these factors, the Board, including all of the Independent Trustees, determined that the advisory fee payable by the Fund is fair and reasonable.  Dr. Shulman, the Fund’s portfolio manager, has managed a private fund and accounts, and we are not aware of any 1940 Act provision addressing experience as a criterion.

THE FUND’S SHARE PRICE

12.           Comment — Describe the procedures by which the Fund determines fair value.

Response — The prospectus currently states that the Fund will fair value securities in accordance with “procedures established by and under the supervision of the Board.”  Other disclosure under this heading describes the circumstances under which the Fund will use fair value pricing, in accordance with the Instruction to Item 11(a) of Form N-1A.  The Trust believes that the current disclosure in this section of the prospectus both describes the process by which the Fund determines fair value and is responsive to the requirements of Item 11(a) of Form N-1A.

REDEEMING SHARES

Frequent Purchases and Redemptions of Shares of the Funds

13.           Comment — Describe the circumstances which would cause the Fund to believe that potential investors might engage in the frequent purchase and redemptions of shares.

Response — As the Fund invests in foreign companies and may invest in small- or medium-sized foreign companies, the Fund believes that its shares may be subject to frequent purchases and redemptions by investors who seek to benefit from their varying assessment of the valuation of the Fund’s portfolio securities (referred to as price arbitrage).  As noted in the prospectus, the Fund has taken steps to address the possibility of frequent trading of Fund shares, including imposing a fee of 2% on redemptions made within five business days of purchase, and reserving the right to reject purchase orders from investors whom the Fund believes might engage in frequent purchases and redemptions of Fund shares.

PERFORMANCE OF GLOBAL ENTREPRENEURS INDEX

14.           Comment — Specify in the first sentence who designs the Global Entrepreneurs Index (the Index).

15.           Comment — Disclose whether the portfolio manager and its affiliates have used the Index, and the strategies implied by the Index, in managing other accounts.  If so, disclose the performance results of those other accounts.

16.           Comment — Inform the staff in your response to this letter how many times since its creation the portfolio manager has modified the companies in the Index or any criteria used in the methodology for compiling the Index.

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October 22, 2010

17.           Comment — Disclose how many companies currently comprise the Index and how many of these companies have been in the Index since its creation.  Disclose the names, countries of domicile, industry classification, and principal exchange where shares are traded for each company currently in the Index.

18.           Comment — Explain in your response how the Index can be regarded as an “index” at all rather than simply a means of circumscribing the universe from which the portfolio manager will select the companies to be included in the Fund’s portfolio.  Also explain in your response how the criteria for selecting companies in the Index are independently verifiable and to what extent the criteria were developed through hindsight.

Response to Comments 14 through 18 — Since the Fund’s principal investment strategy will not be to correspond to the performance of the Global Entrepreneurs Index, as discussed above, this section of the prospectus has been deleted.  With respect to Comment No. 15, the Fund has added an Appendix to the prospectus discussing the prior performance of an account managed by the portfolio manager having an investment objective, policies and strategies substantially similar to those of the Fund, in conformity with Staff positions set forth in Nicholas-Applegate Mutual Funds (pub. avail. August 6, 1996).

ADDITIONAL INFORMATION ABOUT GLOBAL ENTREPRENEURS INDEX

19.           Comment — How does the portfolio manager discover “charismatic leaders?”  Does this entail face-to-face interviews with company executives?

20.           Comment — It is disclosed in this section that “the portfolio manager reserves the right, at any time and without notice, to alter, amend, terminate, or in any way change the Global Entrepreneurs Index” See Comment 6.  Also explain why using the “results” of this Index over which the portfolio manager exercise such discretion should not be considered deceptive.

Response to Comments 19 and 20 —  Since the Fund has clarified the focus of its principal investment strategy and will not use to the performance of the Global Entrepreneurs Index as its benchmark, as discussed above, this section of the prospectus has been deleted.

Notice of Privacy Policy & Practice

21.           Comment — At the bottom of the page with this notice appears the caption: “Not Part of the Prospectus.”  Why is this caption here?  What purpose does it serve?

Response — The Fund has deleted this section of the prospectus.

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October 22, 2010

Statement of Additional Information (“SAI”)

INVESTMENT OBJECTIVE

Non-Principal Strategies and Risks of the Fund

22.           Comment — Some investments and investment practices described here are not mentioned in the prospectus.  To the extent that the Fund intends to engage in such investments and practices so that they might materially affect the performance of the Fund, the decision of an investor to purchase shares, or otherwise alter the Fund’s risk profile such investments and practices, and their accompanying risks, should be discussed in the prospectus.

Response — The investments and investment practices described in the SAI that are not included in the prospectus are not principal investment strategies of the Fund and the Fund intends to utilize such techniques, if at all, to a lesser extent than the strategies described in the prospectus under “Investment Objective and Investment Strategies — The Fund’s Non-Principal Investment Strategies.”  Accordingly, the Fund believes that the nature and extent of prospectus disclosure of the Fund’s principal strategies and certain non-principal strategies is appropriate.

23.           Comment — With respect to your disclosure regarding derivatives, please review your disclosure in light of the recently released guidance from this Division: Letter to the Investment Company Institute re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010) available at the Commission’s website, www.sec.gov.

Response — The Fund has reviewed its derivatives disclosure in light of the letter cited in this Comment No. 23 and it believes that such disclosure is consistent with the guidance set forth in that letter.

THE ADVISOR, SUB-ADVISOR AND THE ADMINISTRATOR

The Advisor and Sub-Advisor

24.           Comment — Disclose when and where the Advisor and Sub-Advisor were organized.

Response — The requested change has been made.  The SAI has been revised to state that:

The Advisor was organized on June 3, 2010 in the State of Delaware and the Sub-Advisor was organized on April 1, 2010, also in the State of Delaware.

25.           Comment — Disclose whether there are any other shareholders or investors besides Mr. Shulman in the Advisor or Sub-Advisor.

Response — The SAI has been revised to state that Dr. Shulman is the sole owner of the Advisor and the Sub-Advisor.

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October 22, 2010

PORTFOLIO MANAGERS

26.           Comment — Disclose whether the Portfolio Manager currently manages, or has managed, any other accounts and, if so, whether the accounts include registered investment companies, exchange-traded funds, other pooled investment vehicles, or other accounts.  See Item 20 of Form N-1A.

Response — This information has been provided.

*           *           *           *           *

The Staff has requested that the Trust provide the following representations in its response to the Staff’s comments:

In connection with the registration statement, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in its filings;

2.	Should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

3.	The action of the SEC or the Staff acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from full responsibility for the adequacy and accuracy of the disclosure in the filings;

4.	The Trust may not assert this action as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Trust intends to make the changes described in this letter in a pre-effective amendment to the Trust’s registration statement.

We believe that the disclosure changes and supplemental responses discussed in this letter are fully responsive to the Staff’s comments, and resolve any matters raised.  It is anticipated that the Fund, after filing its required seed audit financial statements in a pre-effective amendment filing, will seek effectiveness of the Registration Statement, as amended, by October 29, 2010.  The Fund will, in connection therewith, make the requested representations and file the necessary acceleration requests.

Securities and Exchange Commission
October 22, 2010

If you have any questions concerning the foregoing, please contact me at (617) 261-3240.

Sincerely,

/s/ George P. Attisano
George P. Attisano

Cc:	Joel M. Shulman
David Cragg
Michael S. Caccese
Nicholas S. Hodge
George J. Zornada